Sticker to Prospectus

The Prospectus for ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (“Fund Fourteen”) consists of (1) this sticker, (2) the Prospectus, dated May 18, 2009, (3) Supplement No. 1, dated June 29, 2009, (4) Supplement No. 2, dated August 12, 2009, and (5) this Supplement No. 3, dated November 10, 2009, which contains information related to the current status of the offering, provides information regarding certain transactions entered into by Fund Fourteen, updates certain information regarding funds sponsored by affiliates of Fund Fourteen’s General Partner, clarifies certain information regarding Fund Fourteen’s Repurchase Plan, and updates certain financial information in the Prospectus.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-153849

ICON EQUIPMENT AND CORPORATE INFRASTRUCTURE FUND FOURTEEN, L.P.

SUPPLEMENT NO. 3
DATED NOVEMBER 10, 2009

TO PROSPECTUS DATED
MAY 18, 2009

Summary

We are providing you with this Supplement No. 3, dated November 10, 2009, to update the Prospectus, dated May 18, 2009, as amended by Supplement No. 1, dated June 29, 2009, and Supplement No. 2, dated August 12, 2009.  The information in this Supplement No. 3 supplements, modifies and supersedes some of the information contained in the ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (“Fund Fourteen”) Prospectus, as amended by Supplement No. 1 and Supplement No. 2.  This Supplement No. 3 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1 and Supplement No. 2.

The primary purposes of this Supplement No. 3 are to:

•	Describe the current status of the offering;

•	Provide information regarding certain transactions entered into by Fund Fourteen;

•	Update certain information regarding funds sponsored by affiliates of Fund Fourteen’s general partner, ICON GP 14, LLC (the “General Partner”);

•	Clarify certain information regarding Fund Fourteen’s Repurchase Plan; and

•	Update certain financial information of Fund Fourteen to September 30, 2009.

Current Status of the Offering

The initial closing date for Fund Fourteen was June 19, 2009, the date at which Fund Fourteen had raised $1,200,000 and reached the minimum offering amount.  On August 27, 2009, Fund Fourteen achieved the $20,000,000 minimum offering for the Commonwealth of Pennsylvania and the State of Tennessee.  As of November 6, 2009, 46,214 limited partnership interests have been sold to 1,494 limited partners, representing $46,157,528 of capital contributions to Fund Fourteen.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through November 6, 2009, Fund Fourteen paid and/or accrued the following fees in connection with its offering of its limited partnership interests:  (i) sales commissions to third parties in the amount of $3,195,685 and (ii) underwriting fees to affiliated parties in the amount of $1,372,053.  Through November 6, 2009, organizational and offering expenses in the amount of $1,577,204 were paid or incurred by us, our General Partner or its affiliates.  These fees and expense reimbursements are described on pages 32 and 33 of the Prospectus, as supplemented.

Recent Transactions

Atlas Transaction

On August 17, 2009, ICON Atlas, LLC (“ICON Atlas”) purchased four additional Ariel natural gas compressors from AG Equipment Co. for approximately $7,028,000.  As of September 30, 2009, Fund Fourteen contributed approximately $5,084,000 to ICON Atlas, after which ICON Leasing Fund Twelve, LLC’s (“Fund Twelve”) and Fund Fourteen’s ownership interests in ICON Atlas were 55% and 45%, respectively.

ION Transaction

As of September 30, 2009, Fund Fourteen contributed $9,000,000 to ICON ION, LLC, after which Fund Twelve’s and Fund Fourteen’s ownership interests in ICON ION, LLC were 55% and 45%, respectively.

Exopack Transaction

On September 30, 2009, ICON Exopack, LLC (“ICON Exopack”) purchased an eight color 48” – 52” flexographic printing press from Exopack, LLC (“Exopack”) for the purchase price of approximately $3,662,000.  Simultaneously with the purchase of the equipment, ICON Exopack entered into a second schedule to the lease with Exopack for a period of 60 months commencing on October 1, 2009.  The obligations of Exopack are guaranteed by its parent company, Exopack Holding Corp.

Global Crossing Transaction

On September 30, 2009, Fund Fourteen, through its wholly-owned subsidiary, ICON Global Crossing VI, LLC (“ICON Global Crossing VI”), purchased telecommunications equipment for the purchase price of approximately $5,323,000.  Simultaneously with the purchase, ICON Global Crossing VI leased the equipment to Global Crossing Telecommunications, Inc. (“Global Crossing”).  The lease is for a period of 36 months commencing on October 1, 2009.

Funds Sponsored by Affiliates of Fund Fourteen’s General Partner

The disclosure under the heading “Funds Sponsored by Affiliates of Our General Partner – Recent Potentially Adverse Business Developments or Conditions” on pages 55 through 57 of the Prospectus, dated May 18, 2009, as amended by Supplement No. 1, dated June 29, 2009, and Supplement No. 2, dated August 12, 2009, is hereby replaced in its entirety by the following:

Recent Potentially Adverse Business Developments or Conditions

In general, the global credit markets have deteriorated significantly over the past two years.  As a result, our Investment Manager has evaluated the impact of the condition of the credit markets on our ability to obtain debt financing in the future should it be desirable and does not expect that there will be any material impact on our ability to obtain debt financing in the future if it is desirable.  As discussed above, we expect to rely less on the use of significant non-recourse indebtedness to achieve our investment objectives than our previous management and, therefore, our Investment Manager believes we can meet our investment objectives even if we are unable to obtain debt financing on satisfactory terms.

Recent statistical data on the domestic leasing market indicates that domestic equipment leasing volume has generally deteriorated over the past two years.  A significant portion of the statistical data regarding the equipment leasing market’s performance, however, is provided by the leasing divisions of commercial and industrial banks, large independent leasing and finance companies, and captive and vendor leasing and finance companies.  These institutions generally provide financing to companies seeking to lease small ticket and micro ticket equipment, use credit scoring methodologies to underwrite a lessee’s creditworthiness, and rely heavily on the issuance of commercial paper and/or lines of credit from other financial institutions to finance new business.  Our investment objectives and strategy, on the other hand, focus on financing middle- to large-ticket, business-essential equipment and other capital assets, we will typically underwrite and structure such financing in a manner similar to providers of senior indebtedness (i.e., our underwriting includes both creditworthiness and asset due diligence and considerations and our structuring often includes guarantees, equity pledges, warrants, liens on related assets, etc.), and we are not reliant on receiving outside financing through the issuance of commercial paper or from lines of credit to finance new business or meet our investment objectives.  Accordingly, the performance of the overall equipment leasing market is not directly correlated to our performance and our Investment Manager does not expect that there will be any material adverse impact on the demand for equipment (and the related residuals) that we will in the future acquire or invest in.  Moreover, in light of the tightening of the credit markets, our Investment Manager has reviewed and expects to continue to review more potential financing opportunities than it has in its history.

The U.S. economy entered into a recession in December 2007 and the rate of payment defaults by borrowers generally has risen significantly since.  Nevertheless, since the onset of the recession, none of the other equipment leasing and financing funds managed by our Investment Manager have experienced any material defaults in payment to them that our Investment Manager expects would materially impact their liquidity, cash flows or profitability.  Some of the other equipment leasing and financing funds managed by our Investment Manager have disclosed certain potentially adverse business developments or conditions in their Annual Reports on Form 10-K for the year ended December 31, 2008 and their Quarterly Reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009, none of which events our Investment Manager expects will materially impact such funds’ liquidity, cash flows or profitability at this time.  These events include:  (i) On September 5, 2008, certain of our affiliates entered into an amended Forbearance Agreement with MW Universal, Inc. (“MWU”), LC Manufacturing, LLC (“LC Manufacturing”), MW Crow, Inc. (“Crow”) and seven other subsidiaries of MWU (collectively, the “MWU entities”) to cure certain non-payment related defaults by the MWU entities under their lease covenants.  The terms of the agreement included, among other things, the pledge of additional collateral and the grant of a warrant for the purchase of 12% of the fully diluted capital stock of MWU.  On February 27, 2009, certain of our affiliates entered into a further amended Forbearance Agreement with the MWU entities to cure certain lease defaults.  In consideration for restructuring LC Manufacturing’s lease payment schedule, one of our affiliates received, among other things, a warrant to purchase 10% of the fully diluted membership interests of LC Manufacturing, at an aggregate exercise price of $1,000, exercisable until March 31, 2015.  Subsequently, as further consideration for additional restructuring to LC Manufacturing’s lease payment schedule, our affiliate received a warrant to purchase 65% of the fully diluted membership interests of LC Manufacturing, at an aggregate exercise price of $1,000, exercisable until March 31, 2015.  The Forbearance Agreement, as amended, was entered into to provide the MWU entities with additional flexibility during these tough economic times, while at the same time attempting to preserve our affiliates’ projected economic return on their investments.  (ii) On January 21, 2009, Fund Nine filed a lawsuit in the U.S. District Court for the Southern District of New York against Wildwood Industries, Inc. (a Fund Nine lessee, “Wildwood”) and its owners who guaranteed Wildwood’s obligations for breaches of the leases and guarantees related to Wildwood’s failure to make rental payments.  On March 5, 2009, an involuntary petition under Chapter 11 of the U.S. Bankruptcy Code was filed against Wildwood by three of Wildwood’s creditors in U.S. Bankruptcy Court.  On September 18, 2009, the involuntary petition under Chapter 11 of the U.S. Bankruptcy Code was converted to a Chapter 7 case by the U.S. Bankruptcy Court

Trustee.  Fund Nine does not expect to receive any further recovery from Wildwood.  (iii) On February 11, 2009, Pliant Corporation (“Pliant”) (a lessee of a joint venture between Fund Eleven and Fund Twelve) commenced a voluntary Chapter 11 proceeding in U.S. Bankruptcy Court to eliminate all of its high yield debt.  Pliant assumed our affiliates’ lease in full as part of its joint Plan of Reorganization.  (iv) On March 1, 2009, Spansion LLC (a Fund Nine lessee, “Spansion”) filed a petition for reorganization under Chapter 11 in the U.S. Bankruptcy Court.  On March 12, 2009, Spansion rejected the two leases that were renewed on April 1, 2008.  The equipment under these two leases has been returned and is currently being re-marketed.  Based on our Investment Manager’s assessment of the equipment and knowledge of the market for such equipment, the lease rejections are not expected to have a material adverse effect on Fund Nine.  In addition, Spansion affirmed a lease that was extended on July 1, 2008.  On July 29, 2009, Fund Nine sold all of the equipment subject to the affirmed lease to Spansion.  (v) Fund Ten restructured its lease financing with Premier Telecom Contracts Limited (“Premier”) in exchange for control of the equity of Premier’s parent company until such time as Fund Ten receives its expected return on its investment.  (vi) Fund Eleven has restructured the payment obligations of MWU and another of its subsidiaries, W Forge Holdings, Inc. (“W. Forge”), in a manner that should permit such parties to have additional flexibility during these tough economic times, while at the same time attempting to preserve Fund Eleven’s projected economic return on its investment.  In consideration for this restructuring, Fund Eleven received, among other things, a $200,000 arrangement fee payable at the conclusion of the lease term and a warrant to purchase 20% of the fully diluted common stock of W. Forge, at an aggregate exercise price of $0.01 per share exercisable for a period of five years from the grant date.  Subsequently, as further consideration for additional restructuring of W. Forge’s lease payments schedule, Fund Eleven received a warrant from W. Forge to purchase an additional 20% of its fully diluted common stock, at an aggregate exercise price of $1,000, exercisable until March 31, 2015.  (vii) On February 17, 2009, Appleton Papers, Inc. (a Fund Twelve borrower) notified Fund Twelve that it was in breach of a financial covenant contained in its secured term loans.  As a result of this breach, the parties agreed to increase the interest rate on the term note from 12.5% to 14.25% per year, beginning with the payment due on March 1, 2009.  (viii) On April 15, 2009, Groupe Henri Heuliez (“GHH,” the guarantor of Fund Eleven’s leases with Heuliez SA (“HSA”) and Heuliez Investissements SNC (“Heuliez”)) and HSA filed for “Redressement Judiciaire,” a proceeding under French law similar to a Chapter 11 reorganization under the U.S. Bankruptcy Code.  Heuliez subsequently filed for Redressement Judiciaire on June 10, 2009. Since the time of the Redressement Judiciaire filings, two French government agencies agreed to provide Heuliez with financial support and a third party, Bernard Krief Consultants (“BKC”), has agreed to purchase Heuliez.  On July 8, 2009, the French Commercial Court approved the sale of Heuliez to BKC, which approval included the transfer of Fund Eleven’s leases.  Subsequently, Heuliez has requested a restructuring of its lease payments and Fund Eleven is actively negotiating terms acceptable to both parties.  Fund Eleven has agreed to reduce Heuliez’s lease payments during the period of these negotiations, but expects that it will collect all amounts due to it in accordance with the lease.  (ix) On July 28, 2009, Fund Ten terminated its lease with MW Monroe Plastics, Inc. (“Monroe”) and transferred title to the machining and metal working equipment to Cerion MPI, LLC (“MPI”), an affiliate of Monroe, in consideration for MPI transferring equipment of greater fair market value to Fund Ten.  Beginning August 1, 2009, Fund Ten entered into a lease with MPI for such equipment for a term of 41 months.  (x) Due to the global downturn in the automotive industry, Sealynx Automotive Transieres SAS (a Fund Twelve lessee, “Sealynx”) requested a restructuring of its lease payments.  Fund Twelve is actively negotiating terms acceptable to both parties.  Fund Twelve has agreed to reduce Sealynx’s lease payments during the period of these negotiations, but expects that it will collect all amounts due to it in accordance with the lease.  (xi) In October 2009, certain facts came to light that led our Investment Manager to believe that Equipment Acquisition Resources, Inc. (a lessee of a joint venture between Fund Eleven and Fund Twelve, “EAR”) was perpetrating a fraud against EAR’s lenders, including ICON EAR, LLC.  On October 23, 2009, EAR filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.  Although Fund Eleven and Fund Twelve believe they are adequately secured under the transaction documents, due to the bankruptcy filing and ongoing investigation regarding the alleged fraud, at this time it is not possible to determine their ability to collect the amounts due to them in accordance with the leases or the security received.  (xii) On October 30, 2009, Fund Eleven amended the bareboat charters for the four container vessels, the ZIM Andaman Sea, the ZIM Hong Kong, the ZIM Israel and the ZIM Japan Sea, to restructure each respective charterer’s payment obligations so that Fund Eleven will continue to receive payments through September 30, 2014 in accordance with each amended charter.  The purpose of the restructuring was to provide the charterers with additional flexibility while at the same time attempting to preserve Fund Eleven’s projected economic return on its investment.  (xiii) On October 30, 2009, Fund Ten amended the bareboat charters for two container vessels, the ZIM Canada and the ZIM Korea, to restructure each respective charterer’s payment obligations.  The charter for the ZIM Canada was extended from June 30, 2014 to March 31, 2017 and the charter for the ZIM Korea was extended from June 30, 2014 to March 31, 2016.  The purpose of the restructuring was to provide the charterers with additional flexibility while at the same time attempting to preserve Fund Ten’s projected economic return on its investment.  Although our Investment Manager expects that our affiliates’ lessees, borrowers and other financial counterparties will ultimately be able to satisfy their obligations to our affiliates, our Investment Manager will continue to review and evaluate the impact of the recession on our affiliates’ lessees, borrowers and other financial counterparties and take such action as it deems necessary to mitigate any adverse developments.

The information presented in this section and the tables included as Exhibit B to this prospectus represents historical results of equipment leasing and finance funds sponsored by our Investment Manager.  If you purchase our Interests, you will not have any ownership interest in any other businesses sponsored or owned by our Investment Manager or its affiliates as a result of your purchase.  You should not assume that you will experience returns, if any, comparable to those experienced by investors in equipment leasing and finance funds sponsored by our Investment Manager and its affiliates.

Repurchase Plan

The disclosure under the heading “Repurchase Plan” on pages 110 through 111 of the Prospectus dated May 18, 2009, as amended by Supplement No. 1, dated June 29, 2009, and Supplement No. 2, dated August 12, 2009, is hereby replaced in its entirety by the following:

REPURCHASE PLAN

Optional Repurchase or Redemption.  We have a repurchase plan that will provide eligible limited partners with limited, interim liquidity by enabling them to sell their Interests back to us in limited circumstances.  Our General Partner can amend the provisions of the repurchase plan without your approval.  Our repurchase plan permits you to sell your Interests back to us after you have held them for at least one year, subject to the significant restrictions and conditions described below.

The prices at which Interests may be sold back to us are as follows:

•
during the offering period at $930 per Interest (or $900 per Interest purchased under our DRIP Plan), less the total amount of cash distributions received with respect to such Interest during such period;

•
during the operating period at (i) $950 per Interest (or $920 per Interest purchased under our DRIP Plan), (ii) plus a 4% annual return for each full year such Interest has been outstanding, (iii) less the total amount of cash distributions received with respect to such Interest up to and including the date of such sale; and

•	during the liquidation period, at a price per Interest equal to the net asset value per Interest as determined from our most recent financial statements.

We will make repurchases under our repurchase plan quarterly, at our sole discretion, on a pro rata basis.  Priority is given to requests arising from death of an investor, which redemptions we will endeavor to make within six months of receiving sufficient information to process such redemption requests, subject to the 2% safe harbor for transfers and purchases of our Interests (described in the next sentence) and funds being available.  Subject to funds being available, we will limit the number of our Interests repurchased during any calendar year to two percent (2%) of the weighted average number of our Interests outstanding during the prior calendar year.

Our General Partner may, in its sole discretion, choose to terminate, amend or suspend our repurchase plan at any time.

We cannot guarantee that we will have sufficient funds to accommodate all requests made each year. Pending requests will, subject to the priority for requests arising from death of an investor, be honored on a pro rata basis if insufficient funds are available to honor all requests.  If no funds are available for the plan when a repurchase is requested, limited partners may withdraw their requests or ask that we honor their requests when funds are available.  In addition, limited partners may withdraw a repurchase request upon written notice at any time prior to the date of repurchase.  Limited partners are not required to sell their Interests to us, except in the case of limited partners who lose their U.S. citizenship or are no longer a resident alien or a resident in the United States or Puerto Rico.

The availability of funds for repurchasing or redeeming our Interests will be subject to us having sufficient cash.  In this regard, it should be noted that we intend to reinvest a substantial portion of our cash during the operating period and possibly during the liquidation period.  Furthermore, our Interests may be repurchased only if the repurchase would not impair our capital or our operations (which our General Partner will decide in its sole discretion) and would not result in the termination of our taxable year or of our federal income tax status as a partnership.  Any amounts used to redeem or repurchase Interests will reduce our available funds for making investments and distributions to our remaining limited partners.

Repurchase or Redemption for Foreign Partners.  If, in the case of an individual, such investor is no longer a U.S. citizen, resident of the United States or Puerto Rico (individuals only), or a resident alien or if an investor otherwise is or becomes a foreign partner for purposes of Section 1446 of the Code at any time during the life of Fund Fourteen, we have the right, but not the obligation, to repurchase all of such investor’s Interests subject to the conditions set forth in Section 10.6 of our Partnership Agreement.

Consequences of Repurchase or Redemption

If all of your Interests are accepted for repurchase or redemption by us, you will cease to be a limited partner and will no longer have any of the rights or privileges of a limited partner.  A repurchase or redemption of all of your Interests will not release you from liability to us to the extent of any distributions, including any return of or on your investment, made to you in violation of Delaware law.

Gain or loss realized on the repurchase or redemption of your Interests, if you hold them as a capital asset and if you held them for more than one year, will be a capital gain or loss, as the case may be. However, any gain realized will be treated as ordinary income to the extent attributable to your share of potential depreciation recapture on our investments, substantially appreciated inventory items and unrealized receivables.  See “Federal Income Tax Consequences — Treatment of Cash Distributions Upon Redemption or Repurchase.”

Certain Financial Information of ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. for the Quarter Ended September 30, 2009

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Balance Sheets

Assets

	September 30,
	2009	December 31,
	(unaudited)	2008
Cash and cash equivalents	$1,669,441	$1,001
Leased equipment at cost (less accumulated depreciation of $49,881 and $0, respectively)	11,940,895	-
Investments in joint ventures	13,919,563	-
Deferred charges, net	1,235,433	-
Other assets, net	56,457	-

Total Assets	$28,821,789	$1,001

Liabilities and Partners' Equity

Liabilities:
Deferred revenue	$296,155	$-
Due to General Partner and affiliates	778,116	-
Accrued expenses and other current liabilities	115,036	-

Total Liabilities	1,189,307	-

Commitments and contingencies (Note 7)

Partners' (Deficit) Equity:
General Partner	(14,361)	1
Limited Partners	27,646,843	1,000

Total Partners' Equity	27,632,482	1,001

Total Liabilities and Partners' Equity	$28,821,789	$1,001

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Operations
(unaudited)

	Three Months Ended September 30, 2009	Period from June 19, 2009 (Commencement of Operations) through September 30, 2009

Revenue:
Rental income	$109,328	$109,328
Income from investments in joint ventures	249,398	249,398
Interest and other income	4,042	4,042

Total revenue	362,768	362,768

Expenses:
Management fees	11,350	11,350
Administrative expense reimbursements	777,776	1,196,142
General and administrative	114,585	354,471
Interest	7,333	7,333
Depreciation and amortization	58,214	58,214

Total expenses	969,258	1,627,510

Net loss	$(606,490)	$(1,264,742)

Net loss allocable to:
Limited Partners	$(600,426)	$(1,252,095)
General Partner	(6,064)	(12,647)

	$(606,490)	$(1,264,742)

Weighted average number of limited
partnership interests outstanding	17,423	15,813

Net loss per weighted average
limited partnership interest	$(34.46)	$(79.18)

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Changes in Partners' Equity
(unaudited)

	Limited			Total
	Partnership	Limited		Partners'
	Interests	Partners	General Partner	Equity
Balance, June 19, 2009	1	$1,000	$1	$1,001

Net loss	-	(651,669)	(6,583)	(658,252)
Redemption of limited partnership interest	(1)	(1,000)	-	(1,000)
Proceeds from sale of limited partnership interests	4,972	4,971,696	-	4,971,696
Sales and offering expenses	-	(541,090)	-	(541,090)
Cash distributions to partners	-	(2,434)	(25)	(2,459)

Balance, June 30, 2009	4,972	3,776,503	(6,607)	3,769,896

Net loss	-	(600,426)	(6,064)	(606,490)
Proceeds from sale of limited partnership interests	27,590	27,573,344	-	27,573,344
Sales and offering expenses	-	(2,916,620)	-	(2,916,620)
Cash distributions to partners	-	(185,958)	(1,690)	(187,648)

Balance, September 30, 2009	32,562	$27,646,843	$(14,361)	$27,632,482

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statement of Cash Flows
(unaudited)

Period from June 19, 2009 (Commencement of Operations) through September 30, 2009
Cash flows from operating activities:
Net loss	$(1,264,742)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Income from investments in joint ventures	(249,398)
Depreciation and amortization	58,214
Changes in operating assets and liabilities:
Other assets	(64,790)
Deferred revenue	296,155
Due to General Partner and affiliates	763,460
Accrued expenses and other liabilities	27,160
Distributions from joint ventures	249,398

Net cash used in operating activities	(184,543)

Cash flows from investing activities:
Purchase of equipment	(11,990,776)
Investments in joint ventures	(14,436,203)
Distributions received from joint ventures in excess of profits	516,640

Net cash used in investing activities	(25,910,339)

Cash flows from financing activities:
Sale of limited partnership interests	32,545,040
Sales and offering expenses paid	(3,151,618)
Deferred charges	(1,438,993)
Cash distributions to partners	(190,107)
Redemption of limited partnership interest	(1,000)

Net cash provided by financing activities	27,763,322

Net increase in cash and cash equivalents	1,668,440
Cash and cash equivalents, beginning of the period	1,001

Cash and cash equivalents, end of the period	$1,669,441

Supplemental disclosure of non-cash investing and financing activities:
Underwriting fees due to ICON Securities	$700
Organizational and offering expenses due to Investment Manager	$14,656
Sales commissions due to third parties	$87,176
Organizational and offering expenses charged to equity	$218,216

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2009
(unaudited)

(1)	Organization

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (the “Partnership”) was formed on August 20, 2008 as a Delaware limited partnership.  The Partnership is engaged in one business segment, the business of investing in business-essential equipment and corporate infrastructure (collectively, “Capital Assets”), including, but not limited to, Capital Assets that are already subject to lease, Capital Assets that the Partnership purchases and leases to domestic and global businesses, loans that are secured by Capital Assets, and ownership rights to leased Capital Assets at lease expiration.  The Partnership will continue until December 31, 2020, unless terminated sooner.

The Partnership’s principal investment objective is to obtain the maximum economic return from its investments for the benefit of its partners.  To achieve this objective, the Partnership: (i) acquires a diversified portfolio by making investments in Capital Assets; (ii) makes monthly cash distributions, at the Partnership’s general partner’s discretion, to its partners commencing the month following each partner’s admission to the Partnership, continuing until the end of the operating period; (iii) will reinvest substantially all undistributed cash from operations and cash from sales of investments in Capital Assets during the operating period; and (iv) will dispose of its investments and distribute the excess cash from such dispositions to its partners beginning with the commencement of the liquidation period.

The general partner of the Partnership is ICON GP 14, LLC, a Delaware limited liability company (the “General Partner”), which is a wholly-owned subsidiary of ICON Capital Corp., a Delaware corporation (“ICON Capital”).  The General Partner manages and controls the business affairs of the Partnership, including, but not limited to, the Capital Assets the Partnership invests in pursuant to the terms of the Partnership’s limited partnership agreement (the “Partnership Agreement”).  Pursuant to the terms of an investment management agreement, the General Partner has engaged ICON Capital as an investment manager (the “Investment Manager”) to, among other things, facilitate the acquisition and servicing of the Partnership’s investments.  Additionally, the General Partner has a 1% interest in the profits, losses, cash distributions and liquidation proceeds of the Partnership.

The Partnership is currently in its offering period, which commenced on May 18, 2009 and is anticipated to end no later than May 2011.  With the proceeds from the limited partnership interests (“Interests”) sold, the Partnership intends to invest in a diverse pool of Capital Assets and establish a cash reserve in the amount of 0.50% of the gross offering proceeds.  The initial capitalization of the Partnership was $1,001, which consisted of $1 from the General Partner and $1,000 from a limited partner, ICON Capital, which acts as the Investment Manager of the Partnership.  The Partnership is offering Interests on a “best efforts” basis with the intention of raising up to $418,000,000 of capital, consisting of 420,000 Interests, of which 20,000 have been reserved for the Partnership’s distribution reinvestment plan (the “DRIP Plan”).  The DRIP Plan allows limited partners to purchase Interests with distributions received from the Partnership and/or certain affiliates of the Partnership.  At any time prior to May 18, 2011, the Partnership may, at its sole discretion, increase the offering to a maximum of up to $618,000,000 of capital, consisting of 600,000 Interests, provided that the offering period is not extended in connection with such change.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2009
(unaudited)

(1)	Organization - continued

The Partnership’s initial closing date was June 19, 2009 (the “Commencement of Operations”), the date at which the Partnership had raised $1,200,000 and limited partners were admitted.  Upon the Commencement of Operations, the Partnership returned the initial capital contribution of $1,000 to ICON Capital.  During the period from May 18, 2009 to September 30, 2009, the Partnership sold 32,562 Interests to 1,076 limited partners, representing $32,545,040 of capital contributions.  Investors from the Commonwealth of Pennsylvania and the State of Tennessee were not admitted until the Partnership raised total equity in the amount of $20,000,000, which the Partnership achieved on August 27, 2009.  Beginning with the Commencement of Operations, the Partnership has paid or accrued sales commissions to third parties.  The Partnership has also paid or accrued various fees to the General Partner and its affiliates.  For the period from the Commencement of Operations through September 30, 2009, the Partnership has paid or accrued the following fees in connection with its offering of its Interests:  (i) sales commissions to third parties in the amount of $2,267,467 and (ii) underwriting fees in the amount of $972,027 to ICON Securities Corp., an affiliate of the General Partner and the dealer-manager of the Partnership’s offering (“ICON Securities”).  In addition, the General Partner and its affiliates, on behalf of the Partnership, incurred organizational and offering expenses in the amount of $1,453,649. For the period from the Commencement of Operations through September 30, 2009, organizational and offering expenses in the amount of $218,216 were recorded as a reduction of partners’ equity.

Partners’ capital accounts are increased for their initial capital contribution plus their proportionate share of earnings and decreased by their proportionate share of losses and distributions. Profits, losses, cash distributions and liquidation proceeds are allocated 99% to the limited partners and 1% to the General Partner until the aggregate amount of cash distributions paid to limited partners equals the sum of the limited partners’ aggregate capital contributions plus an 8% cumulative annual return on their aggregate unreturned capital contributions, compounded daily.  After such time, distributions will be allocated 90% to the limited partners and 10% to the General Partner.

(2)	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements of the Partnership have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Quarterly Reports on Form 10-Q.  In the opinion of the General Partner, all adjustments considered necessary for a fair presentation have been included.  The results for the interim period are not necessarily indicative of the results for the full year.  The General Partner has evaluated all subsequent events through November 10, 2009, the date the consolidated financial statements were issued.

The consolidated financial statements include the accounts of the Partnership and its majority-owned subsidiaries and other controlled entities.  All intercompany accounts and transactions have been eliminated in consolidation.  In joint ventures where the Partnership has majority ownership, the financial condition and results of operations of the joint venture are consolidated.  Noncontrolling interest represents the minority owner’s proportionate share of its equity in the joint venture.  The noncontrolling interest is adjusted for the minority owner’s share of the earnings, losses, investments and distributions of the joint venture.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2009
(unaudited)

(2)	Summary of Significant Accounting Policies - continued

The Partnership accounts for its noncontrolling interests in joint ventures where the Partnership has influence over financial and operational matters, generally 50% or less ownership interest, under the equity method of accounting.  In such cases, the Partnership’s original investments are recorded at cost and adjusted for its share of earnings, losses and distributions.  The Partnership accounts for investments in joint ventures where the Partnership has virtually no influence over financial and operational matters using the cost method of accounting.  In such cases, the Partnership’s original investments are recorded at cost and any distributions received are recorded as revenue.  All of the Partnership’s investments in joint ventures are subject to its impairment review policy.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with original maturity dates of three months or less.

The Partnership's cash and cash equivalents are held principally at two financial institutions and at times may exceed insured limits.  The Partnership has placed these funds in high quality institutions in order to minimize risk relating to exceeding insured limits.

Risks and Uncertainties

In the normal course of business, the Partnership is exposed to two significant types of economic risk: credit and market.   Credit risk is the risk of a lessee, borrower or other counterparty’s inability or unwillingness to make contractually required payments.  Concentrations of credit risk with respect to lessees, borrowers or other counterparties are dispersed across different industry segments within the United States of America and throughout the world.  Although the Partnership does not currently foresee a concentrated credit risk associated with its lessees, borrowers or other counterparties, contractual payments are dependent upon the financial stability of the industry segments in which such counterparties operate.

Market risk reflects the change in the value of debt instruments and credit facilities due to changes in interest rate spreads or other market factors.  The Partnership believes that the carrying value of its investments is reasonable, taking into consideration these risks, along with estimated collateral values, payment history and other relevant information.

Leased Equipment at Cost

Investments in leased equipment are stated at cost less accumulated depreciation.  Leased equipment is depreciated on a straight-line basis over the lease term, which generally ranges from 3 to 8 years, to the asset’s residual value.

The Investment Manager has an investment committee that approves each new equipment lease and other financing transaction.  As part of its process, the investment committee determines the residual value, if any, to be used once the investment has been approved.  The factors considered in determining the residual value include, but are not limited to, the creditworthiness of the potential lessee, the type of equipment considered, how the equipment is integrated into the potential lessee’s business, the length of the lease and the industry in which the potential lessee operates.  Residual values are reviewed for impairment in accordance with the Partnership’s impairment review policy.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2009
(unaudited)

(2)	Summary of Significant Accounting Policies - continued

The residual value assumes, among other things, that the asset is utilized normally in an open, unrestricted and stable market. Short-term fluctuations in the marketplace are disregarded and it is assumed that there is no necessity either to dispose of a significant number of the assets, if held in quantity, simultaneously or to dispose of the asset quickly.  The residual value is calculated using information from various external sources, such as trade publications, auction data, equipment dealers, wholesalers and industry experts, as well as inspection of the physical asset and other economic indicators.

Deferred Charges

Pursuant to the Partnership Agreement, the costs of organizing the Partnership and offering the Interests are capitalized by the Partnership and amortized over the estimated offering period, generally two years from the effective date of the offering.  The unamortized balance of these costs is reflected on the consolidated balance sheets as deferred charges, net.

Revenue Recognition

The Partnership provides financing to third parties, generally in the form of leases and loans.  Additionally, the Partnership may make loans to borrowers secured by Capital Assets. With respect to leases of Capital Assets, each lease is classified as either a finance lease or an operating lease, which is based upon the terms of the lease.  Loans are typically classified as notes receivable.

For finance leases and notes receivable, the Partnership records finance and interest income, respectively, on the consolidated statements of operations using the effective interest rate method, which results in a constant rate of return over the lease or loan term, as applicable.  For operating leases, rental income is recognized on a straight-line basis over the lease term.  Billed operating lease receivables are included in accounts receivable until collected.  Deferred revenue is the difference between the timing of the receivables billed and the income recognized on a straight-line basis.

The recognition of revenue may be suspended when deemed appropriate by the General Partner, in accordance with the Partnership’s policy on doubtful accounts.

Notes Receivable

Notes receivable are reported on the consolidated balance sheets at the outstanding principal balance net of any unamortized deferred fees, premiums or discounts on purchased loans.  Costs on originated loans are reported as other assets.  Unearned income, discounts and premiums are amortized using the effective interest method.  Interest receivable resulting from the unpaid principal is reported separately from the outstanding balance.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2009
(unaudited)

(2)	Summary of Significant Accounting Policies - continued

Initial Direct Costs

Initial direct costs associated with operating leases are capitalized as a component of the cost of the equipment and depreciated.  Initial direct costs associated with finance leases and notes receivable are amortized using the effective interest rate method.  Costs related to leases or other financing transactions that are not consummated are expensed in the period negotiations terminate.

Acquisition Fees

The Partnership pays acquisition fees to the Investment Manager equal to 2.5% of the total purchase price paid by or on behalf of the Partnership for each of the Partnership’s investments, including, but not limited to, the cash paid, indebtedness incurred or assumed, plus all fees and expenses incurred in connection therewith (the “Purchase Price”).  These fees are capitalized and included in the cost of the investment.

Income Taxes

The Partnership is taxed as a partnership for federal and State income tax purposes.  No provision for income taxes has been recorded since the liability for such taxes is that of each of the partners rather than the Partnership.  The Partnership's income tax returns are subject to examination by the federal and State taxing authorities, and changes, if any, could adjust the individual income tax of the partners.

Per Interest Data

Net income (loss) per Interest is based upon the weighted average number of Interests outstanding during the applicable period.

Interest Redemption

The Partnership may, at its discretion, redeem Interests from a limited number of its limited partners, as provided for in the Partnership Agreement.  The redemption price for any Interests approved for redemption is based upon a formula, as provided in the Partnership Agreement.  Limited partners are required to hold their Interests for at least one year before redemptions will be permitted.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates primarily include the determination of allowance for doubtful accounts, depreciation and amortization, impairment losses, estimated useful lives and residual values.  Actual results could differ from those estimates.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2009
(unaudited)

(2)	Summary of Significant Accounting Policies - continued

Recently Adopted Accounting Pronouncements

During the quarter ended June 30, 2009, the Partnership adopted the accounting pronouncement regarding the general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued.  This pronouncement was effective prospectively for interim and annual reporting periods ending after June 15, 2009.  The adoption of this accounting pronouncement did not have a significant impact on the Partnership’s consolidated financial statements.

During the quarter ended September 30, 2009, the Partnership adopted Accounting Standards Codification 105, “Generally Accepted Accounting Principles,” which establishes the Financial Accounting Standards Board Accounting Standards Codification (the “Codification”), which supersedes all existing accounting standard documents and will become the single source of authoritative non-governmental US GAAP.  All other accounting literature not included in the Codification will be considered non-authoritative.  This accounting standard is effective for interim and annual periods ending after September 15, 2009.  The Partnership has conformed its consolidated financial statements and related notes to the new Codification for the quarter ended September 30, 2009.

(3)	Leased Equipment at Cost

On July 31, 2009, the Partnership, through its wholly-owned subsidiary, ICON Exopack, LLC (“ICON Exopack”), purchased a 3-layer blown film extrusion line from Exopack, LLC (“Exopack”) for the purchase price of approximately $2,713,000.  Simultaneously with the purchase of the equipment, ICON Exopack entered into a lease with Exopack.  The lease is for a period of 60 months commencing on August 1, 2009.  On September 30, 2009, ICON Exopack purchased an eight color 48” – 52” flexographic printing press from Exopack for the purchase price of approximately $3,662,000.  Simultaneously with that purchase, ICON Exopack entered into a second schedule to the lease with Exopack.  That lease is for a period of 60 months commencing on October 1, 2009.  The obligations of Exopack are guaranteed by its parent company, Exopack Holding Corp.  The Partnership paid aggregate acquisition fees to the Investment Manager in the amount of approximately $159,000 in connection with these transactions.

On September 30, 2009, the Partnership, through its wholly-owned subsidiary, ICON Global Crossing VI, LLC (“ICON Global Crossing VI”), purchased telecommunications equipment for the purchase price of approximately $5,323,000.  Simultaneously with the purchase, ICON Global Crossing VI leased the equipment to Global Crossing Telecommunications, Inc. (“Global Crossing”).  The lease is for a period of 36 months commencing on October 1, 2009.  The Partnership paid an acquisition fee to the Investment Manager in the amount of approximately $133,000 in connection with this transaction.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2009
(unaudited)

(4)	Investments in Joint Ventures

On June 26, 2009, the Partnership and ICON Leasing Fund Twelve, LLC, an entity managed by the Investment Manager (“Fund Twelve”), entered into a joint venture, ICON Atlas, LLC (“ICON Atlas”), for the purpose of investing in eight new Ariel natural gas compressors (the “Gas Compressors”) from AG Equipment Co. (“AG”).  On June 26, 2009, ICON Atlas purchased four of the Gas Compressors from AG for approximately $4,270,000. Simultaneously with the purchase, ICON Atlas entered into a lease with Atlas Pipeline Mid-Continent, LLC (“APMC”), an affiliate of Atlas Pipeline Partners, L.P. (“APP”).  As of June 30, 2009, the Partnership had no economic interest in ICON Atlas.

On August 17, 2009, ICON Atlas purchased the four additional Gas Compressors from AG for approximately $7,028,000.  Simultaneously with that purchase, ICON Atlas entered into a second schedule to the lease with APMC.  The lease for both schedules is for a period of 48 months and expires on August 31, 2013.  The obligations of APMC are guaranteed by its parent company, APP.  As of September 30, 2009, the Partnership contributed approximately $5,084,000 to ICON Atlas, after which the Partnership’s and Fund Twelve’s ownership interests in ICON Atlas were 45% and 55%, respectively.  The Partnership paid an acquisition fee to the Investment Manager in the amount of approximately $127,000 in connection with this transaction.

On June 29, 2009, the Partnership and Fund Twelve entered into a joint venture, ICON ION, LLC (“ICON ION”), for the purpose of making secured term loans (the “ION Loans”) in the aggregate amount of $20,000,000 to ARAM Rentals Corporation, a Canadian bankruptcy remote Nova Scotia unlimited liability company (“ARC”) and ARAM Seismic Rentals Inc., a U.S. bankruptcy remote Texas corporation (“ASR,” together with ARC, collectively referred to as the “ARAM Borrowers”).  On that date, ICON ION funded the first tranche of the ION Loans in the amounts of $8,825,000 and $3,675,000 to ARC and ASR, respectively.  As of June 30, 2009, the Partnership had no economic interest in ICON ION.  On July 20, 2009, ICON ION funded the second tranche of the ION Loans to ARC in the amount of $7,500,000.

The ARAM Borrowers are wholly-owned subsidiaries of ION Geophysical Corporation, a Delaware corporation (“ION”).  The ION Loans are secured by (i) a first priority security interest in all of the ARAM analog seismic system equipment owned by the ARAM Borrowers and (ii) a pledge of all of the equity interests in the ARAM Borrowers.  In addition, ION guaranteed all obligations of the ARAM Borrowers under the ION Loans.   Interest accrues at the rate of 15% per year and the ION Loans are payable monthly in arrears for a period of 60 months beginning on August 1, 2009.  As of September 30, 2009, the Partnership contributed $9,000,000 to ICON ION, after which the Partnership’s and Fund Twelve’s ownership interests in ICON ION were 45% and 55%, respectively.  The Partnership paid an acquisition fee to the Investment Manager in the amount of $225,000 in connection with this transaction.

Information as to the results of operations of ICON ION is summarized below:

Period from June 29, 2009 through September 30, 2009
Revenue	$759,891
Net income	$715,327
Partnership's share of net income	$156,631

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2009
(unaudited)

(4)	Investments in Joint Ventures - continued

The ultimate ownership of both ICON Atlas and ICON ION was intended to be such that the Partnership and Fund Twelve would have ownership interests equal to 45% and 55%, respectively, which was achieved in each case on or prior to September 1, 2009.  All capital contributions to either joint venture by the Partnership and related distributions to Fund Twelve were effectuated so that the aggregate amount of capital contributed by the Partnership did not exceed the aggregate amount of capital contributed by Fund Twelve, adjusted for any income received and expenses paid or incurred by the respective joint venture and any compensation that the General Partner and any of its affiliates were otherwise entitled to receive pursuant to the Partnership Agreement.  Neither the General Partner nor any of its affiliates realized any benefit, other than compensation for its services, if any, permitted by the Partnership Agreement as a result of these transactions.

(5)	Revolving Line of Credit, Recourse

Certain affiliates of the Partnership, entities sponsored and organized by the Investment Manager, ICON Income Fund Eight B L.P. (“Fund Eight B”), ICON Income Fund Nine, LLC (“Fund Nine”), ICON Income Fund Ten, LLC (“Fund Ten”), ICON Leasing Fund Eleven, LLC (“Fund Eleven”) and Fund Twelve, are parties to a Commercial Loan Agreement, as amended (the “Loan Agreement”), with California Bank & Trust (“CB&T”).  The Partnership (collectively with Fund Eight B, Fund Nine, Fund Ten, Fund Eleven and Fund Twelve, the “ICON Borrowers”) was added as a borrower under the Loan Agreement on August 12, 2009.

The Loan Agreement provides for a revolving line of credit of up to $30,000,000 pursuant to a senior secured revolving loan facility (the “Facility”), which is secured by all assets of the ICON Borrowers not subject to a first priority lien, as defined in the Loan Agreement. Each of the ICON Borrowers is jointly and severally liable for all amounts borrowed under the Facility. At September 30, 2009, no amounts were accrued related to the Partnership’s joint and several obligations under the Facility. Amounts available under the Facility are subject to a borrowing base that is determined, subject to certain limitations, on the present value of the future receivables under certain lease agreements and loans in which the ICON Borrowers have a beneficial interest.

The Facility expires on June 30, 2011 and the ICON Borrowers may request a one year extension to the revolving line of credit within 390 days of the then-current expiration date, but CB&T has no obligation to extend. The interest rate for general advances under the Facility is CB&T’s prime rate and the interest rate on up to five separate advances that are permitted to be made under the Facility is the rate at which U.S. dollar deposits can be acquired by CB&T in the London Interbank Eurocurrency Market plus 2.5% per year, provided that neither interest rate is permitted to be less than 4.0% per year. The interest rate at September 30, 2009 was 4.0%.  In addition, the ICON Borrowers are obligated to pay a quarterly commitment fee of 0.50% on unused commitments under the Facility.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2009
(unaudited)

(5)	Revolving Line of Credit, Recourse - continued

The ICON Borrowers are also parties to a Contribution Agreement (the “Contribution Agreement”), pursuant to which the ICON Borrowers agreed to certain restrictions on the amounts and terms of their respective borrowings under the Facility in order to minimize the risk that an ICON Borrower would be unable to repay its portion of the outstanding obligations under the Facility at any time.  The Contribution Agreement also provides that, in the event that an ICON Borrower pays an amount under the Contribution Agreement in excess of its share of the total obligations under the Facility, whether by reason of an event of default or otherwise, the other ICON Borrowers will immediately make a contribution payment to such ICON Borrower in such amount that the aggregate amount paid by each ICON Borrower reflects its allocable share of the aggregate obligations under the Facility.  The ICON Borrowers’ obligations to each other under the Contribution Agreement are collateralized by a subordinate lien on the assets of each ICON Borrower.

Aggregate borrowings by all ICON Borrowers under the Facility amounted to $7,625,000 at September 30, 2009.  The Partnership had no borrowings outstanding under the Facility as of such date.  The balances of $365,000 and $7,260,000 were borrowed by Fund Eight B and Fund Eleven, respectively.  Subsequent to September 30, 2009, Fund Eight B and Fund Eleven repaid $150,000 and $5,000,000, respectively, which reduced Fund Eight B’s and Fund Eleven’s outstanding loan balances to $215,000 and $2,260,000, respectively.

Pursuant to the Loan Agreement, the ICON Borrowers are required to comply with certain covenants.  At September 30, 2009, the ICON Borrowers were in compliance with all covenants.

(6)	Transactions with Related Parties

The Partnership has entered into certain agreements with the General Partner, the Investment Manager and ICON Securities, whereby the Partnership pays certain fees and reimbursements to these parties.  ICON Securities is entitled to receive a 3% underwriting fee from the gross proceeds from sales of the Partnership’s Interests.

The Partnership pays the Investment Manager (i) an annual management fee, payable monthly, equal to 3.5% of the gross periodic payments due and paid from the Partnership’s investments and (ii) acquisition fees, through the end of the operating period, equal to 2.5% of the Purchase Price of each investment the Partnership makes in Capital Assets.

In addition, the Partnership reimburses the General Partner and its affiliates for organizational and offering expenses incurred in connection with the Partnership’s organization and offering.  The reimbursement of these expenses will be capped at the lesser of 1.44% of the gross offering proceeds (assuming all of the Interests are sold in the offering) and the actual fees and expenses incurred by the General Partner and its affiliates.  Accordingly, the General Partner and its affiliates may ultimately be reimbursed for less than the actual costs and expenses incurred.  These costs may include, but are not limited to, legal, accounting, printing, advertising, administrative, investor relations and promotional expenses for registering, offering and distributing the Partnership’s Interests to the public.  The General Partner also has a 1% interest in the Partnership’s profits, losses, cash distributions and liquidation proceeds.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
September 30, 2009
(unaudited)

(6)	Transactions with Related Parties - continued

The General Partner and its affiliates also perform certain services relating to the management of the Partnership’s portfolio.  Such services include, but are not limited to, credit analysis and underwriting, receivables management, portfolio management, accounting, financial and tax reporting, and remarketing and marketing services.

In addition, the General Partner and its affiliates are reimbursed for administrative expenses incurred in connection with the Partnership’s operations.  Administrative expense reimbursements are costs incurred by the General Partner or its affiliates that are necessary to the Partnership’s operations.  These costs include the General Partner’s and its affiliates’ legal, accounting, investor relations and operations personnel costs, as well as professional fees and other costs that are charged to the Partnership based upon the percentage of time such personnel dedicate to the Partnership.  Excluded are salaries and related costs, travel expenses and other administrative costs incurred by individuals with a controlling interest in the General Partner.

Fees and other expenses paid or accrued by the Partnership to the General Partner or its affiliates were as follows:

Entity	Capacity	Description	Three Months Ended September 30, 2009	Period from the Commencement of Operations through September 30, 2009
ICON Capital Corp.	Investment Manager	Organizational and offering
		expense reimbursements (1)	$396,417	$1,453,649
ICON Securities Corp.	Dealer-Manager	Underwriting fees (2)	822,915	972,027
ICON Capital Corp.	Investment Manager	Acquisition fees (3)	292,458	292,458
ICON Capital Corp.	Investment Manager	Management fees (4)	11,350	11,350
ICON Capital Corp.	Investment Manager	Administrative expense
		reimbursements (4)	777,776	1,196,142
			$2,300,916	$3,925,626

(1) Amount capitalized and charged to partners' equity.
(2) Amount charged directly to partners' equity.
(3) Amount capitalized and amortized to operations.
(4) Amount charged directly to operations.

At September 30, 2009, the Partnership had a net payable of $778,116 due to the General Partner and its affiliates that primarily consisted of administrative expense reimbursements in the amount of approximately $778,000.

From October 1, 2009 to November 6, 2009, the Partnership raised an additional $13,612,488 in capital contributions and has paid or accrued underwriting fees to ICON Securities in the amount of $400,026.

(7)	Commitments and Contingencies

At the time the Partnership acquires or divests of an interest in Capital Assets, the Partnership may, under very limited circumstances, agree to indemnify the seller or buyer for specific contingent liabilities.  The General Partner believes that any liability that may arise as a result of any such indemnification obligations will not have a material adverse effect on the Partnership’s consolidated financial condition taken as a whole.

S-20